

03011984

ИВ 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2003
155

SEC FILE NUMBER
8-31420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
　　Stanford Securities, INc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

　　535 Sandpiper Drive

(No. and Street)

Lindenhurst	Illinois	60046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Brack J. Stanford__　　　　　　　　　　　　　　　　　　　__(847) 265-9396__
　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　Warady & Davis LLP
　　　　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

108 Wilmot Road - Suite 500	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

　　☒ Certified Public Accountant

　　☐ Public Accountant

　　☐ Accountant not resident in United States or any of its possessions.

PROCESSED
R
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MAR 0 7 2003

OATH OR AFFIRMATION

I, _____Brack J. Stanford_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Stanford Securities, Inc._____ , as
of _____December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____No Exceptions_____

_____

OFFICIAL SEAL
DENISE POLSTER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-27-2007

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

4

STANFORD SECURITIES,
INCORPORATED

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2002



TABLE OF CONTENTS



Warady & Davis LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Stanford Securities, Incorporated
535 Sandpiper Drive
Lindenhurst, Illinois

We have audited the accompanying statement of financial condition of STANFORD SECURITIES, INCORPORATED (an Illinois Corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of STANFORD SECURITIES, INCORPORATED as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warady & Davis LLP

February 13, 2003



108 Wilmot Road, Suite 500, Deerfield, Illinois 60015-5145 847•267•9600 Fax 847•267•9696 www.waradydavis.com
Warady & Davis LLP is a member of MacIntyre Sträter International Limited (MSI), a Worldwide Association of Independent Professional Firms.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2002

ASSETS

Cash and Cash Equivalents	$	79,621
Deposits with and Receivables from Clearing Broker		12,677
Commissions and Fees Receivable		1,396
Refundable Income Taxes		364
Prepaid Insurance		307
	$	94,365

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$	615
Payable to Clearing Broker		7,812
Due to Affiliate		2,727
Total Liabilities		11,154

STOCKHOLDER'S EQUITY

Common Stock - No Par Value		
Authorized - 100 shares		
Issued and Outstanding - 100 shares		1,000
Additional Paid-in Capital		19,000
Retained Earnings		63,211
		83,211
	$	94,365

See accompanying notes.   6

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUE		
Commissions and Fees	$	417,671
Interest and Dividends		810
		418,481
Expenses		
Commissions and Fees		364,538
Trading Costs		40,863
Management Fees		1,290
Professional Fees		4,500
Insurance		364
Interest		381
Miscellaneous		35
		411,971
INCOME BEFORE PROVISION FOR INCOME TAXES		6,510
Provision for Income Taxes		1,236
NET INCOME	$	5,274

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 19,000	$ 57,937	$ 77,937
Net Income			5,274	5,274
BALANCE, END OF YEAR	$ 1,000	$ 19,000	$ 63,211	$ 83,211

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,274
Adjustments to Reconcile Net Income to		
Net Cash Used by Operating Activities		
Deposits with and Receivables from Clearing Broker		(924)
Commissions and Fees Receivable		238
Refundable Income Taxes		(364)
Prepaid Insurance		(5)
Commissions Payable		(603)
Payable to Clearing Broker		(13,383)
Income Taxes Payable		(635)
Total Adjustments		(15,676)
Net Cash Used by Operating Activities		(10,402)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Advances from Affiliate		12,142
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,740
Cash and Cash Equivalents, Beginning		77,881
CASH AND CASH EQUIVALENTS, ENDING	$	79,621

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid for:		
Interest	$	381
Income Taxes	$	2,235

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH FLOWS STATEMENT

For the purposes of this statement, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3—RELATED PARTY TRANSACTIONS

During the year, the Company has periodically advanced funds to the commonly owned affiliate. These amounts are noninterest bearing and due on demand.

The Company performs brokerage services for the commonly owned affiliate and has placed customer investments in funds managed by the commonly owned affiliate. Following is a summary of transactions for 2002:

Commission and fee revenues .... $ 398,163

Commission, fee and trading cost expenses incurred .... $ 401,172

NOTES TO FINANCIAL STATEMENTS

NOTE 4—PAYABLE TO CLEARING BROKER

The Company clears all customers' transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions. Interest is payable on the outstanding balance that generally corresponds to the broker call money rate.

NOTE 5—COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with its commonly owned affiliate and two individuals whereby the two individuals have purchased stock in the commonly owned affiliate and the existing sole stockholder has purchased additional stock under a stock purchase and recapitalization agreement. Under the terms of this agreement, the Company and commonly owned affiliate have made various representations, guarantees, and warranties, as defined. In addition, the Company must comply with specific covenants including, but not limited to, restrictions on the encumbrance of the Company stock. In connection with this agreement, the Company is subject to consulting agreements with two companies, owned by the two individuals noted above, requiring fees equal to 25% of the net profits, as defined, of the Company for each year. These agreements will remain in effect as long as the two individuals retain their stock in the commonly owned affiliate. No amounts were due at December 31, 2002.

NOTE 6—OFF-BALANCE SHEET CREDIT AND MARKET RISK

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customer may be required to deposit additional collateral, or reduce positions when necessary.

Commissions receivable and deposits with and receivables from clearing organizations are amounts due from the clearing broker that represent a concentration of credit risk and a deposit for clearing securities transactions of its customers. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 7—NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $79,609 which was $74,609 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL
  Total Stockholder's Equity .... $ 83,211

  Deductions:
    Non-allowable assets
      Deposits with and Receivables from Clearing Broker   2,677
      Other Assets   671
      Haircut on Other Securities   254

        Total Deductions   3,602

Net Capital .... $ 79,609

AGGREGATE INDEBTEDNESS
  Total Liabilities as per Accompanying Statement of Financial Condition .... $ 11,154

MINIMUM NET CAPITAL REQUIRED
  Minimum Dollar Net Capital Requirement .... $ 5,000

  Based on Aggregate Indebtedness - 6 2/3% of Aggregate Indebtedness .... $ 744

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum Net Capital Requirement .... $ 5,000

  Excess Net Capital .... $ 74,609

  Ratio: Aggregate Indebtedness to Net Capital ....   .14 to 1

See accompanying independent auditors' report.   13

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION WITH THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA

As of December 31, 2002

Net Capital per Company's Unaudited Computation	$	82,224
Adjustments:		
Differences in Non-Allowable Assets		(1,182)
Audit Adjustments		(1,433)
Total Adjustments		(2,615)
Net Capital per Report Pursuant to Rule 17a-5d	$	79,609

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

None - the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

None - the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Warady & Davis LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Stanford Securities, Incorporated
535 Sandpiper Drive
Lindenhurst, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of STANFORD SECURITIES, INCORPORATED for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


108 Wilmot Road, Suite 500, Deerfield, Illinois 60015-5145 847•267•9600 Fax 847•267•9696 www.waradydavis.com
Warady & Davis LLP is a member of MacIntyre Sträter International Limited (MSI), a Worldwide Association of Independent Professional Firms.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wanddy & Davis LLP

February 13, 2003